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                                                                    EXHIBIT 99.2
                                           [MacKenzie Partners, Inc. Letterhead]

April 12, 2000

Dynatech Corporation
3 New England Executive Park
Burlington, MA 01803

Dear Sir or Madam:

   This is to confirm our agreement that effective the date hereof MacKenzie Partners, Inc. ("MacKenzie Partners") has been engaged by Dynatech Corporation (the "Company") as Information Agent for its proposed Rights Offering (the "Offer"). As Information Agent, MacKenzie Partners will perform customary services (the "Services") to the Company, including: distribution of the Offer materials to securityholders, providing information to security holders, including through the provision of a toll-free telephone line, and providing such other advisory services as may be requested from time to time by the Company.

   The Services shall continue until the expiration, termination or cancellation of the Offer. In consideration of the Services you agree to pay MacKenzie Partners the following:

     1. A retainer fee of $2,500 payable upon execution of this agreement applicable toward the final fee of $6,500. In the event you request us to provide additional services not contemplated by this agreement, you agree to pay us an additional amount, if any, to be mutually agreed upon based on such additional services provided, payable upon expiration, termination or cancellation of the Offer.

     2. MacKenzie Partners' reasonable out-of-pocket expenses which shall include but not be limited to: telephone and telecopier charges; copying costs; messenger services; financial advertising; electronic news distribution; news wire service charges; transportation, meals and lodging; data processing; and mailing, postage and courier costs.

You agree to indemnify and hold us and our employees harmless against any losses, claims, damages, liabilities or expenses (including, without limitation, legal and other related fees and expenses) to which we may become subject arising from or in connection with the Services or matters which are the subject of this Agreement; provided, however, that you shall not be liable under this sentence in respect of any loss, claim, damage, liability or expense which was the result of our willful misfeasance or bad faith. The Company will not be liable under this indemnity unless we give you prompt written notice of any related claim or action brought against us. At your election, you may assume the defense of any such claim or action. The provisions of this paragraph shall survive the period of this Agreement.
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   We will hold in confidence and will not use nor disclose to third parties information we receive from you or your agents or information developed by MacKenzie Partners based upon such information we receive, except for information which was public at the time of disclosure or becomes part of the public domain without disclosure by us or information which we learn from a third party which does not have an obligation of confidentiality to you.

   This Agreement shall be interpreted according to and governed by the laws of the State of New York and each of us consents to the exclusive jurisdiction of the courts of such State.

   Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter.

                                          Sincerely yours,

                                          Agreed to as of the date
                                          first written above.

                                          Agreed to as of the date first
                                          written above.

MacKenzie Partners, Inc.                  Dynatech Corporation


By:                                       By: _________________________________
         Stanley J. Kay, Jr.

        Senior Vice President             Name: _______________________________

                                          Title: ______________________________